Exhibit 99.1

Inspira Activates U.S. Based Consulting Firm to Execute Transformational Initiatives

RA’ANANA, Israel, July 31, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira,” “Inspira Technologies,” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced that it has activated a leading consulting firm to accelerate high-impact execution across strategic expansion, partner engagement, and advanced structuring pathways already in motion.

The consulting firm is a specialized group that partners with biotech and medtech companies at critical inflection points. The firm’s expertise lies in structuring and leading the execution of high-value strategic transactions, accelerating commercial growth, and transforming enterprise value.

The engagement follows a series of high-impact developments including major purchase orders, the formation of national-level strategic frameworks with government linked health authorities, and clinical integration of Inspira’s ART100 system in Tier-1 U.S. hospitals. Collectively, these achievements position Inspira to scale its commercial platform and deepen alignment across the broader medtech ecosystem.

“The current pace and scale of opportunities requires more than internal execution, it demands coordinated, high-impact action,” said Dagi Ben-Noon, CEO of Inspira Technologies. “We are already working closely with our consulting firm on several initiatives with significant upside. We expect results from this process to begin surfacing in the very near term, fundamentally redefining the scale of our company.”

The consulting firm is currently facilitating targeted engagements with high-level stakeholders and evaluating scalable configurations to accelerate Inspira’s global footprint. The objective is to unlock execution pathways that can reshape the Company’s global market position and catalyze new layers of value creation in the second half of 2025.

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s U.S. Food and Drug Administration -cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. The Company’s recent internal shifts may reflect broader alignment with long-term industry trends, including consolidation, cross-sector collaboration, and potential strategic partnerships. For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses that it engaged the consulting firm to accelerate high-impact execution of the Company’s strategic expansion, partner engagement, and advanced structuring pathways already in motion, the belief that its recent achievements position it to scale its commercial platform and deepen alignment across the broader medtech ecosystem, the belief that the current pace and scale of opportunities require coordinated, high-impact action, the expectation of results from this process to begin surfacing in the very near term, and the objective to unlock execution pathways that can reshape the Company’s global market position and catalyze new layers of value creation in the second half of 2025. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485